Exhibit 99.1
IFRS Press Release

Infosys (NASDAQ: INFY) Announces Results for the Quarter Ended September 30, 2011

Q2 revenues grew by 16.7% Year on Year; sequentially grew by 4.5%

Bangalore, India – October 12, 2011

Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2011
  Revenues were $1,746 million for the quarter ended September 30, 2011; QoQ growth was 4.5%; YoY growth was 16.7%
  Net income after tax was $411 million for the quarter ended September 30, 2011; QoQ growth was 7.0%; YoY growth was 9.9%
  Earnings per American Depositary Share (EPADS) was $0.72 for the quarter ended September 30, 2011; QoQ growth was 7.5%; YoY growth was 10.8%
  45 clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 15,352 employees (net addition of 8,262) for the quarter by Infosys and its subsidiaries
  141,822 employees as on September 30, 2011 for Infosys and its subsidiaries
  Declared an interim dividend of 15 per ADS (equivalent to an interim dividend of $0.31 per ADS, at the prevailing exchange rate of 48.98 per US$). The record date for the payment of dividend is October 21, 2011.
“The global macroeconomic environment is still uncertain. It is and should be a concern for the IT industry.” said S. D. Shibulal, CEO and Managing Director. “In this scenario, clients are looking for new opportunities for growth, accelerated innovation and increased returns on investments. Our strategic initiatives and organization structure will enable us to build long term partnerships with our clients and help them drive their business objectives.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2011 and for the fiscal year ending March 31, 2012, under IFRS is as follows:

Outlook under IFRS – consolidated*

Quarter ending December 31, 2011
  Revenues are expected to be in the range of $1,802 million and $1,840 million; YoY growth of 13.7% to 16.1%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $0.79 and $0.80; YoY growth of 14.5% to 15.9%
Fiscal year ending March 31, 2012
  Revenues are expected to be in the range of $7.08 billion and $7.20 billion; YoY growth of 17.1% to 19.1%
  Earnings per American Depositary Share (EPADS) is expected to be in the range of $3.02 to $3.06; YoY growth of 15.3% to 16.8%
* Exchange rates considered for major global currencies: AUD / USD – 0.98; GBP / USD – 1.56; Euro / USD – 1.36

Expansion of services and significant projects

Infosys is sharply focused on spurring growth, innovation and driving efficiency for its clients’ enterprises.

Consulting & System Integration

Infosys continues to transform enterprises through its world-class business consulting model.

We are helping a luxury lifestyle retail major transform and harmonize its product lifecycle business processes across various divisions and brands. Through this program we will create a next-generation design, product development and raw material management platform, increasing collaboration and reducing costs.

A major international bank selected us as its end-to-end partner for the development and deployment of a global customer platform across 140 countries, to identify and profile its customer relationships across business units and geographies. The bank has also engaged us as a partner in the development of an enterprise-wide data warehouse to ensure consistent disclosures and reporting.

A global wireless device major partnered with us for the design and development of its next generation automotive range wireless chipsets and support for its go-to-market initiatives in emerging regions.

For a global semiconductor major, we are developing a next generation Graphic Processor Unit (GPU) targeted at the smartphone, tablet and netbook markets, involving highly complex Very Large Scale Integration (VLSI) chip design.

Business IT Services

We are committed to delivering measurable additional business value by effectively optimizing our clients’ operations.

A global food and beverage major has partnered with us to provide application support and maintenance for 400 legacy applications spanning across all business functions, over a period of three years to drive enterprise optimization.

A group of investment management companies chose to partner with us to establish enterprise-wide Consistent Quality Management (CQM) practices. This program will focus on improving predictability and efficiency of delivering large business transformation initiatives.

A large European energy company chose Infosys as the partner for its B2C retail applications portfolio. Through a three year engagement, we will transform the client’s portfolio across consulting, innovation, corporate learning and quality services.

We helped standardize, streamline and improve business processes for a leading producer and distributor of system components for electronics, by establishing standards for global design to be used for roll-outs across the client’s future facilities.

Infosys BPO

An international general insurance major engaged us to build an Insurance Centre of Excellence (CoE) to increase agility, increase cost savings, access to skills and create sustainable service. A leading life insurance and annuity company selected us to migrate policies from its existing platform to Infosys VPAS® (Variable Product Administration Systems).

We were selected by a leading retailer in the United Kingdom to outsource its customer service functions to our operations in the Philippines.

Products, Platforms & Solutions

Finacle™

Finacle™ from Infosys has been positioned as a leader in the Gartner Magic Quadrant for International Retail Core Banking (IRCB) 2011.

Finacle™ continued its business momentum, adding 17 wins this quarter. Of these, two were from Europe, Middle East and Africa (EMEA) and 15 were from the Asia-Pacific (APAC) region. 12 client projects went live on Finacle™ in the quarter.

Infosys Edge™ - Business Platforms in the Cloud

Infosys unveiled Infosys Edge™ suite of business platforms in the Cloud this quarter. Infosys Edge™ platforms are focused on accelerating business innovation for clients across functions.

This quarter Infosys Edge™ signed ten strategic deals. Of these, four were from EMEA, four were from Americas and two were from the APAC region.

A large U.S. high-tech manufacturing company has selected us to build a next generation employee collaboration platform to increase workforce productivity, enable co-creation and drive innovation across different departments.

Cloud

Infosys continues to see strong momentum with its Cloud practice having delivered over 125 engagements till date.

A leading health care provider has selected Infosys as a partner to migrate its existing workload to Microsoft Office 365 as its primary messaging and collaboration platform. This provides the client productivity improvement and high asset optimization. For large financial services major, we defined a technology modernization roadmap to migrate its mainframe-based loyalty platform to the Cloud.

Mobility

Infosys’ Mobility practice has been seeing strong growth. The practice is helping clients leverage the potential of mobility, and has completed over 100 enterprise implementations for more than 50 clients.

We have developed an innovative tablet based solution for a leading North American retailer, for store associates to enhance the shopping experience of its customers. A leading European mobile network operator has engaged us to transform and automate its sales process with an accelerated real-time mobile based solution.

Liquidity

As on September 30, 2011, cash and cash equivalents, including investments in available-for-sale financial assets and certificates of deposits was $3.8 Bn ($3.9 Bn as on September 30, 2010).

“The global currency market continues to remain highly volatile on the back of weak economic recovery in most of the developed markets,” said V. Balakrishnan, Member of the Board and Chief Financial Officer. “Our continued focus on adding measurable value to clients, coupled with our flexible financial model will enable us to make the right investments without compromising on high-quality growth.”

About Infosys Ltd

Many of the world’s most successful organizations rely on the 142,000 people of Infosys to deliver measurable business value. Infosys provides business consulting, technology, engineering and outsourcing services to help clients in over 30 countries build tomorrow’s enterprise.

For more information about Infosys (NASDAQ: INFY), visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2011 and on Form 6-K for the quarter ended June 30, 2011. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Avishek Lath, India +91 (80) 4116 7744 Avishek_Lath@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 Sandeep_Mahindroo@infosys.com

Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 4998 Sarah_Gideon@infosys.com	Ted Bockius, USA + 1 (832) 746 4561 Ted_Bockius@infosys.com

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Limited and subsidiaries

Unaudited Consolidated Balance Sheets as of

(Dollars in millions except share data)
	September 30, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$3,784	$3,737
Available-for-sale financial assets	8	5
Investment in certificates of deposit	5	27
Trade receivables	1,109	1,043
Unbilled revenue	299	279
Derivative financial instruments	–	15
Prepayments and other current assets	204	206
Total current assets	5,409	5,312
Non-current assets
Property, plant and equipment	1,026	1,086
Goodwill	171	185
Intangible assets	24	11
Available-for-sale financial assets	2	5
Deferred income tax assets	83	85
Income tax assets	211	223
Other non-current assets	120	103
Total non-current assets	1,637	1,698
Total assets	$7,046	$7,010
LIABILITIES AND EQUITY
Current liabilities
Derivative financial instruments	$36	–
Trade payables	5	10
Current income tax liabilities	230	183
Client deposits	2	5
Unearned revenue	121	116
Employee benefit obligations	25	31
Provisions	20	20
Other current liabilities	455	451
Total current liabilities	894	816
Non-current liabilities
Employee benefit obligations	80	58
Other non-current liabilities	15	14
Total liabilities	989	888
Equity
Share capital- 5 ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 571,369,482 and 571,317,959, net of 2,833,600 treasury shares each as of September 30, 2011 and March 31, 2011, respectively	64	64
Share premium	703	702
Retained earnings	5,792	5,294
Other components of equity	(502)	62
Total equity attributable to equity holders of the company	6,057	6,122
Total liabilities and equity	$7,046	$7,010

Infosys Limited and subsidiaries

Unaudited Consolidated Statements of Comprehensive Income

(Dollars in millions except share data)
	Three months ended September 30, 2011	Three months ended September 30, 2010	Six months ended September 30, 2011	Six months ended September 30, 2010
Revenues	$1,746	$1,496	$3,417	$2,854
Cost of sales	1,025	855	2,047	1,655
Gross profit	721	641	1,370	1,199
Operating expenses:
Selling and marketing expenses	98	82	187	156
Administrative expenses	133	107	258	207
Total operating expenses	231	189	445	363
Operating profit	490	452	925	836
Other income	85	57	184	110
Profit before income taxes	575	509	1109	946
Income tax expense	164	135	314	246
Net profit	$411	$374	$795	$700
Other comprehensive income
Fair value changes on available - for-sale financial asset, net of tax effect	$(2)	–	$(2)	$(1)
Exchange differences on translating foreign operations	(555)	199	(562)	11
Total other comprehensive income	$ (557)	$199	$ (564)	$10
Total comprehensive income	$(146)	$573	$231	$710
Profit attributable to:
Owners of the company	$411	$374	$795	$700
Non-controlling interest	–	–	–	–
	$411	$374	$795	$700
Total comprehensive income attributable to:
Owners of the company	$(146)	$573	$231	$710
Non-controlling interest	–	–	–	–
	$(146)	$573	$231	$710
Earnings per equity share
Basic ($)	0.72	0.65	1.39	1.23
Diluted ($)	0.72	0.65	1.39	1.23
Weighted average equity shares used in computing earnings per equity share
Basic	571,359,222	571,131,367	571,346,361	571,083,717
Diluted	571,392,924	571,358,817	571,394,391	571,345,695
NOTE:
1.	The unaudited Consolidated Balance sheets & Statement of Comprehensive Income for the three months and six months ended September 30, 2011 has been taken on record at the Board meeting held on October 12, 2011
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com